January 22, 2025

Sean Saint
Chief Executive Officer
Beta Bionics, Inc.
11 Hughes
Irvine, CA 92618

       Re: Beta Bionics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 22, 2025
           File No. 333-284147
Dear Sean Saint:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Recent Developments, page 10

1. In order to clarify the nature of the key metrics and non-GAAP information, please reinstate the footnotes to the table as presented in your prior filing.
2. Please correct the typographical errors in the sentence, "The PBP channel, by contrast,..." in the third paragraph after the table.
 January 22, 2025
Page 2

       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Carlos Ramirez, Esq.